INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6940  Facsimile: (404) 521-4846

May 29, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Larry Greene

Re: Request by Montgomery Investment Trust Request for Withdrawal of Registration Statement

Securities Act File No. 333-174800, Investment Company Act No. 811-22569

Dear Sir or Madam:

     We hereby request withdrawal of the Registration Statementfor Montgomery Investment Trust (the “Fund”). The Fund filed a Registration Statement on From N-1A with the Securities and Exchange Commission on June 9, 2011 via EDGAR Accession No.0001162044-11-000523.

The Fund’s Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Fund determined not to pursue the registration and sale of the securities covered by the Registration Statement. The Fund submits that withdrawal of the Registration Statement is consistent with the public interest and protection of investors. We hereby request withdrawal of the Fund’s Registration Statement pursuant to Rule 477 under the Securities Act of 1933.

     Your assistance in this matter is greatly appreciated. If you have any questions regarding this withdrawal request, please do not hesitate to contact me at (404) 607-6940.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

By: /s/Brent S. Gillett

Brent S. Gillett, Esq.